Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated August 15, 2017

Registration Statement: No. 333-203953

(Relating to preliminary prospectus

supplement dated August 14, 2017 and

prospectus dated February 22, 2017)

E*TRADE Financial Corporation

$600,000,000 2.950% Senior Notes Due 2022 (the “2022 Notes”)

$400,000,000 3.800% Senior Notes Due 2027 (the “2027 Notes” and, together with the 2022 Notes, the “Notes”)

Terms Applicable to Each Series of Notes

Issuer:	E*TRADE Financial Corporation, a Delaware corporation

Expected Ratings: (Moody’s / S&P)*	Baa3 / BBB

Security Type:	Senior Unsecured Notes

Pricing Date:	August 15, 2017

Settlement Date (T+7):	August 24, 2017

Interest Payment Dates:	February 24 and August 24, commencing on February 24, 2018

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Terms Applicable to 2022 Notes

Principal Amount:	$600,000,000

Maturity Date:	August 24, 2022

Benchmark Treasury:	1.875% due July 31, 2022

Benchmark Treasury Price / Yield:	100-08 / 1.822%

Spread to Benchmark Treasury:	115bps

Yield to Maturity:	2.972%

Coupon:	2.950%

Public Offering Price:	99.898%

Underwriting Discounts or Commissions per note paid by the Issuer:	0.600%

Net Proceeds to the Issuer (after underwriting discounts and commissions, but before deducting offering expenses):	$595,788,000

Optional Redemption:
Make-Whole Call:	On or after February 24, 2018 and prior to July 24, 2022 (one month before the maturity date of the 2022 Notes), the Issuer may, at its option, redeem, in whole or in part, some or all of the 2022 Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2022 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal that would be due but for the redemption if the 2022 Notes matured on July 24, 2022 (one month before the maturity date of the 2022 Notes) (not including any portion of such payments of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 20 basis points, plus, in either case, accrued and unpaid interest to, but excluding, the redemption date.

Par-Call:	On or after July 24, 2022 (one month before the maturity date of the 2022 Notes), the Issuer may redeem some or all of the 2022 Notes at any time at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP / ISIN:	269246 BP8 / US269246BP88

Terms Applicable to 2027 Notes

Principal Amount:	$400,000,000

Maturity Date:	August 24, 2027

Benchmark Treasury:	2.250% due August 15, 2027

Benchmark Treasury Price / Yield:	99-27 / 2.268%

Spread to Benchmark Treasury:	155bps

Yield to Maturity:	3.818%

Coupon:	3.800%

Public Offering Price:	99.852%

Underwriting Discounts or Commissions per note paid by the Issuer:	0.650%

Net Proceeds to the Issuer (after underwriting discounts and commissions, but before deducting offering expenses):	$396,808,000

Optional Redemption:
Make-Whole Call:	On or after February 24, 2018 and prior to May 24, 2027 (three months before the maturity date of the 2027 Notes), the Issuer may redeem, in whole or in part, some or all of the 2027 Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2027 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal that would be due but for the redemption if the 2027 Notes matured on May 24, 2027 (three months before the maturity date of the 2027 Notes) (not including any portion of such payments of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 25 basis points, plus, in either case, accrued and unpaid interest to, but excluding, the redemption date.

Par-Call:	On or after May 24, 2027 (three months before the maturity date of the 2027 Notes), the Issuer may redeem some or all of the 2027 Notes at any time at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP / ISIN:	269246 BQ6 / US269246BQ61

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and accompanying preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and accompanying preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and accompanying preliminary prospectus supplement if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, J.P. Morgan Securities LLC toll-free at (800) 999-2000, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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